Filed Pursuant to Rule 433

Registration No. 333-169119

May 27, 2011

BARCLAYS CAPITAL

AUTO CALLABLE NOTES

AUTOCALLABLE NOTES

The highly dynamic environment of today’s financial markets creates new opportunities and challenges for investors. As a result, investors are looking for new ideas and creative solutions that seek to mitigate risk and maximize return on their portfolios. A growing number of investors are seeking different strategies that could help them meet their financial goals. There is an increasing need for efficient financial products that may allow investors to realize higher yields, reduce their risk exposure and achieve access to a wider range of asset classes, such as international equities, commodities, foreign currencies and various market indices. Due to this growing need, structured investments have become a key driver in today’s global markets. Please see “Certain Risk Considerations” in this presentation.

Structured Investments may help investors meet their specific financial goals and provide greater diversification* to their investment portfolios. Structured investments encompass a variety of structures and terms. The most typical are structured notes which consist of a debt security linked to the performance of a reference asset (equity, basket of equities, equity index, commodity, commodity index or foreign currency). Among the variety of structures available, most aim to help investors to achieve the following primary objectives: minimize the loss of principal (e.g. principal protected notes)**, generate higher yields (e.g. reverse convertible and Autocallable Notes) or participate in enhanced returns (e.g. SuperTrackSMN otes).

Diversification does not protect against loss.

Any payment on a Structured Investment, including any principal protection feature, is subject to the creditworthiness of the issuer. Structured Investments are not, either directly or indirectly, an obligation of any third party.

AUTOCALLABLE NOTES

What is an Autocallable Note and how does it work?

An Autocallable Note is a structured investment that aims to provide exposure to the performance of a specific reference asset or a basket of reference assets, with a contingent coupon feature. An Autocallable Note would be called prior to maturity if the reference asset is at or above its initial level on a specified observation date. The investor would receive the principal amount of their investment plus the pre-determined coupon and the Autocallable Note would be redeemed early.

Autocallable Notes issued by Barclays Bank PLC are subject to the creditworthiness of the issuer. In addition, Autocallable Notes are not, either directly or indirectly, an obligation of any third party. Autocallable Notes may be linked to common stocks, American Depositary Shares (ADSs), baskets of stocks, stock market indices, commodities or other asset classes.

The primary feature of an Autocallable Note is its potential for enhanced yield. Autocallable Notes are designed to pay a coupon that may be higher than the coupon an investor would generally receive on a fixed income security with a comparable maturity. However, the reference asset must close at or above a pre-determined level on the relevant specified observation date in order for the Autocallable Note to pay a coupon.

In addition to potentially higher yields, an Autocallable Note may be structured to include a buffer feature called a “buffer percentage” where the principal amount of the Notes would be contingently protected against a decline in the performance of the reference asset. The level of the “buffer percentage” can typically range from 10% to 30% of the initial level of the reference asset depending on the terms of the specific Autocallable Note. As a result, if the performance of the reference asset, as of the final valuation date, has declined below the specified “buffer percentage”, investors in Autocallable Notes with contingent protection can lose a portion of or all of their original investment in the Autocallable Notes.

Unlike a direct investment in the reference asset, the appreciation potential in Autocallable Notes is limited to the coupon amount. The investor will not participate in the gains of the reference asset, if any.

Hypothetical Examples of Autocallable Notes

The payout structure of Autocallable Notes may vary and can be designed to satisfy specific investment goals. Hypothetical examples of two typical payout structures – Accumulating Coupon Autocallable Notes and Constant Coupon Autocallable Notes – are provided below:

Autocallable Notes are designed for investors with a moderately “bullish” view of the market for the relevant underlying reference asset.

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Accumulating Coupon Autocallable Notes seek to provide an opportunity for enhanced yield to investors. The reference asset must close above its initial level on the relevant specified observation date in order for the Autocallable Note to be called and for the investor to receive the principal amount of their investment *plus* the coupon. This Autocallable Note structure typically has a partial principal protection feature (referred to as a protection level, or "buffer percentage") to mitigate the potential loss of principal in the event there is a decline in the value of the reference asset. If, as of the specified valuation date, the value of the reference asset has declined below the protection level, investors will be exposed to a loss of principal.

Hypothetical Example*†

Hypothetical Scenario:

Reference Asset: *ABC Index*

- Tenor = 1 year, Autocallable semi-annually
- Semi-Annual Coupon = 5.00%
- Initial Index Level equals the index level on the trade date
- Protection Level = 80% of the initial index level European-style barrier i.e., the barrier level is observed only on the final valuation date
- Buffer percentage = 20%



Coupon
Payment at Maturity
Observation Period:
2
1
[10.00%]
[5.00%]
Protection Level
-80% of the initial index level
Performance of the Reference Asset

Index Performance is defined as:

$$\frac{\text{Final Index Level}}{\text{Initial Index Level}}$$

Hypothetical possibilities of payout prior to maturity†:

- If the index closes above its initial level on the first observation date, the investor would receive the principal *plus* the semi-annual coupon, and the Autocallable Note would be called, otherwise:

Hypothetical possibilities of payout at maturity:

- If the index closes above its initial level on the final valuation date, the investor would receive the principal amount of their investment *plus* two times *(2x)* the semi-annual coupon; or
- On the final valuation date, if the index level declines by less than 20% (the "buffer percentage") relative to the initial index level, the investor would receive the principal amount of their investment, otherwise;
- On the final valuation date, if the index level declines by more than 20% (the "buffer percentage") relative to the initial index level, the investor would receive the principal amount of their investment *multiplied* by the index performance, and as a result may lose some or the entire principal amount of their original investment.

This example is for illustrative purposes only and does not constitute a guaranteed return or performance.

* Autocallable Notes are intended to be held to maturity. The investor may receive less, and possibly significantly less, than the amount invested if the investor sells the Autocallable Notes prior to maturity. The investor should be willing to hold the Autocallable Notes until maturity.

† Any payment on Autocallable Notes, including any partial principal protection feature, is subject to the creditworthiness of the issuer. In addition, Autocallable Notes are not, either directly or indirectly, an obligation of any third party.

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AUTOCALLABLE NOTES

Constant Coupon Autocallable Notes also seek to provide investors with the opportunity for an enhanced yield. The reference asset must close above the coupon level on the relevant specified observation date in order for the investor to receive the coupon. However, if the reference asset closes above its initial level on the relevant specified observation date, the investor would then receive the principal amount of their investment *plus* the coupon and the Autocallable Note would be called. This Autocallable Note structure typically has a "buffer percentage" to mitigate the potential loss of principal in the event there is a decline in the value of the reference asset. If, as of the specified valuation date, the value of the reference asset has declined below the protection level, investors will be exposed to a loss of principal.

Hypothetical Example:*†

Hypothetical Scenario:

Reference Asset: *XYZ Index*

- Tenor = 2 year, Autocallable semi-annually
- Semi-Annual Coupon = 5.00%
- Initial Index Level equals the index level on the trade date
- Coupon Level = 75% of the initial index level observed on each observation date
- Protection Level = 75% of the initial index level European-style barrier i.e., the barrier level is observed only on the final valuation date
- Buffer Percentage = 25%


Coupon
Payment at Maturity
Observation Period:
4
3
2
1
[5.00%]
[5.00%]
[5.00%]
[5.00%]
Protection Level
-75% of the initial index level
Performance of the Reference Asset

Index Performance is defined as:

$$\frac{\text{Final Index Level}}{\text{Initial Index Level}}$$

Hypothetical possibilities of payout prior to maturity†:

- If the index closes above the coupon level but below its intial level on an observation date, the investor would receive the semi-annual coupon, or
- If the index closes below the coupon level on an observation date, the investor would not receive any coupon payment, or
- If the index closes above its initial level on an observation date, the investor would receive the principal amount of their investment *plus* the semi-annual coupon and the Autocallable Note would be called, otherwise:

Hypothetical possibilities of payout at maturity†:

- If the index closes above the coupon level and protection level on the final valuation date, the investor would receive the principal amount of their investment *plus* the semi-annual coupon, or
- If the index closes below the coupon level, but above the protection level on the final valuation date, the investor would receive the principal amount of their investment, but would not receive any coupon payment, or
- If the index closes below the protection level on the final valuation date (i.e., the index has declined by more than 25% relative to the initial index level) the investor would receive the principal amount of their investment *multiplied* by the index performance, and as a result would lose some or the entire principal amount of their original investment.

This example is for illustrative purposes only and does not constitute a guaranteed return or performance.

* Autocallable Notes are intended to be held to maturity. The investor may receive less, and possibly significantly less, than the amount invested if the investor sells the Autocallable Notes prior to maturity. The investor should be willing to hold the Autocallable Notes until maturity.

† Any payment on Autocallable Notes, including any partial principal protection feature, is subject to the creditworthiness of the issuer. In addition, Autocallable Notes are not, either directly or indirectly, an obligation of any third party.

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AUTOCALLABLE NOTES

How does an Autocallable Note perform?

There are several possible scenarios that can occur with an Autocallable Note based on the performance of the reference asset. The following is a hypothetical example that provides an overview of each of the possible scenarios:

Hypothetical Example:[*†]

An Accumulating Autocallable Note linked to ABC Index with a 3-year tenor, annual coupon of 10.00% and a European style protection level, (i.e. the protection level is observed only on the final valuation date) of 80% of the initial index level (20% "buffer percentage") and a principal amount of $1,000.

3-year Accumulating Autocallable Note Linked To ABC Index


Hypothetical Scenario
Investor would receive…
1st observation date: ABC index level ≥ Initial Index Level?
Yes
Note Autocalled → Principal Amount plus 10.00% coupon
No
2nd observation date: ABC index level ≥ Initial Index Level?
Yes
Note Autocalled → Principal Amount plus 20.00% coupon
No
3rd observation date: ABC index level ≥ Initial Index Level?
Yes
Note Autocalled → Principal Amount plus 30.00% coupon
No
Final valuation date: ABC index level ≥ 80 of Initial Index Level?
Yes
Principal Amount
No
Principal Amount x (ABC Final Level / ABC Initial Level)†

This example is for illustrative purposes only and does not constitute a guaranteed return or performance.

* Any payment on Autocallable Notes, including any partial principal protection feature, is subject to the creditworthiness of the issuer. In addition, Autocallable Notes are not, either directly or indirectly, an obligation of any third party.

† Full principal at risk.

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AUTOCALLABLE NOTES

Hypothetical Example*:

A Constant Coupon Autocallable Note linked to XYZ Index with a 1-year tenor, observed semi-annually, annual coupon of 20.00% (10.00% semi-annually) and a European sytle protection level (i.e. the protection level is observed only on the final valuation date) of 75% (25% buffer percentage) and a Coupon Level of 75% of the initial index level and a principal amount of $1,000.

1-year Constant Coupon Autocallable Note Linked to XYZ Index

Received 10.00% coupon, Note not

called

Received no coupon, Note not called

Principal Amount plus 10.00% coupon

Principal Amount x (XYZ Final Level / XYZ Initial Level) (no coupon received)

Certain Additional Risk Considerations

Market Risk:

The market value of Autocallable Notes (the “Notes”) may be affected by the volatility of the reference asset, the level, value or price of the reference asset at the time of the sale, changes in interest rates, the supply and demand of the Notes and a number of other factors. The principal amount may be fully exposed to any decline in the reference asset by more than the buffer percentage.

The investor should be willing to hold the Notes until maturity or the early redemption date. If the investor sells the Notes before maturity, the investor may have to do so at a substantial discount from the issue price, and as a result, the investor may suffer substantial losses. The price, if any, at which the investor will be able to sell the Notes prior to maturity may be substantially less than the amount originally invested in the Notes, depending upon, the level, value or price of the reference asset at the time of the sale.

Credit of Issuer:

The Notes are senior unsecured debt obligations of the issuer, Barclays Bank PLC and are not, either directly or indirectly, an obligation of any third party. Any payment to be made on the Notes, including any partial principal protection feature, depends on the ability of Barclays Bank PLC to satisfy its obligations as they come due. As a result, the actual and perceived creditworthiness of Barclays Bank PLC may affect the market value of the Notes and, in the event Barclays Bank PLC were to default on its obligations, the investor may not receive the amounts owed to them under the terms of the Notes.

Liquidity:

There may be little or no secondary market for the Notes. Barclays Capital Inc. and other affiliates of Barclays Bank PLC intend to engage in limited purchase and resale transactions. If they do, however, they are not required to do so and may stop at any time, and there may not be a trading market in this product. If the investor sells the Notes prior to maturity, the investor may have to sell them at a substantial loss. The investor should be willing to hold the Notes to maturity.

Price Volatility:

Movements in the levels, values or prices of the reference assets or their respective components are unpredictable and volatile, and are influenced by complex and interrelated political, economic, financial, regulatory, geographic, judicial and other factors. As a result, it is impossible to predict whether their levels, values or prices of the reference assets will rise or fall during the term of the Notes. Changes in the levels, values or prices will determine the payment at maturity or upon redemption on the Notes. Therefore, these changes may result in a loss of the invested principal. As the Notes are linked to reference assets that may be unpredictable and volatile, we cannot guarantee that these changes will be beneficial to the investor, and therefore the investor may receive less than the amount he or she initially invested in the Notes.

AUTOCALLABLE NOTES

Potential Early Redemption:

While the term of the Notes will be a specified duration, the Notes may be automatically called if the relevant closing level of the applicable reference asset is at or above the initial level of the reference asset on a particular observation date. If the Notes are called, investors will generally be entitled to the principal amount of their Notes plus the applicable coupon as specified in the relevant pricing supplement or free writing prospectus. Investors would thus not be entitled to any subsequent appreciation in the reference asset, which may be significant.

Your Investment in the Notes May Result in a Loss:

The Notes may not guarantee any return of principal. The return on the Notes at maturity or upon early redemption is linked to the performance of the reference asset and will depend on whether, and the extent to which, the return of the reference asset is positive or negative. If the reference asset declines, you may lose up to or all of your initial investment.

No Dividend Payments or Voting Rights:

As a holder of the Notes, you will not have voting rights or rights to receive cash dividends or other distributions or other rights that holders of the reference asset or the components of the reference asset would have.

Certain Built-In Costs Are Likely to Adversely Affect the Value of the Notes Prior to Maturity:

While the payment at maturity is based on the full principal amount of the Notes, the original issue price of the Notes includes the agent’s commission and the cost of hedging Barclays Bank PLC’s obligations under the Notes through one or more of Barclays Bank PLC’s affiliates. As a result, the price, if any, at which Barclays Capital Inc. and other affiliates of Barclays Bank PLC will be willing to purchase of Notes from you in secondary market transactions will likely be lower than the original issue price, and any sale prior to the maturity date specified in the applicable free writing prospectus or pricing supplement could result in a substantial loss to you. The Notes are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your Notes to maturity.

Potential Conflicts:

Barclays Bank PLC and its affiliates play a variety of roles in connection with the issuance of the Notes, including acting as calculation agent and hedging Barclays Bank PLC’s obligations under the Notes. In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the Notes.

Many Economic and Market Factors Will Impact the Value of the Notes:

In addition to the level of the reference asset on any day, the value of the Notes will be affected by a number of economic and market factors that may either offset or magnify each other, including: • the expected volatility of the reference asset or its underlying components; • the time to maturity of the Notes; • interest and yield rates in the market generally; • a variety of economic, financial, political, regulatory or judicial events; and • the creditworthiness of the issuer, including actual or anticipated downgrades in the credit ratings of the issuer.

Barclays Wealth, the wealth management division of Barclays Capital Inc., may sell the Notes to certain of its customers and may receive compensation from Barclays Bank PLC in this capacity.

Barclays Wealth, the wealth management division of Barclays Capital Inc., may arrange for the sale of the Notes to certain of its clients. In doing so, Barclays Wealth will be acting as agent for Barclays Bank PLC and may receive compensation from Barclays Bank PLC in the form of discounts and commissions. The role of Barclays Wealth as a provider of certain services to such customers and as agent for Barclays Bank PLC in connection with the distribution of the Notes to investors may create a potential conflict of interest, which may be adverse to such clients. Barclays Wealth is not acting as your agent or investment adviser, and is not representing you in any capacity with respect to any purchase of the Notes by you. Barclays Wealth is acting solely as agent for Barclays Bank PLC. If you are considering whether to invest in the Notes through Barclays Wealth, Barclays Bank PLC strongly urges you to seek independent financial and investment advice to assess the merits of such investment.

Seek Success with Barclays Capital

Barclays Capital’s Investor Solutions sales team is dedicated to providing a suite of tailored and innovative solutions to a wide range of financial professionals. We provide opportunities for returns that aim to benefit and make sense for our clients. We deliver practical solutions, including:

• All Asset Classes and Structures Under One Roof SM

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• Commitment to our clients: client service is the foundation for our success

Barclays Bank PLC has filed a registration statement (including a prospectus) with the SEC for the offerings of the securities identified above. Before you invest, you should read the prospectus dated August 31, 2010, the relevant prospectus supplement relating to the securities, and other documents Barclays Bank PLC has filed with the SEC for more complete information about Barclays Bank PLC and the offerings identified above. Buyers should rely upon the prospectus, the relevant prospectus supplement, and any relevant free writing prospectus or pricing supplement for complete details (including the risk factors relating to the offering). You may get these documents and other documents Barclays Bank PLC has filed for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, Barclays Capital Inc., Barclays Wealth or any agent or dealer participating in this offering will arrange to send you the prospectus, prospectus supplement, any final pricing supplement and any free writing prospectus, if you request it by calling your Barclays Capital Inc. or Barclays Wealth sales representative, such dealer or 1-888-227-2275 (Extension 2-3430). A copy of the prospectus may be obtained from Barclays Capital Inc., 745 Seventh Avenue—Attn: US InvSol Support, New York, NY 10019.

© 2011 Barclays Bank PLC. All Rights Reserved.

CSNY324796_Autocallable_BarCap_v9

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